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Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON SEPTEMBER 28, 2000:

Frequently Asked Questions About the NorthPoint / Verizon Merger

Here are some questions and answers about the merger. The newest Q&A is listed first. For previously answered questions, scroll down.

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September 28, 2000

Are there any provisions in the agreement that allow Verizon to purchase more shares of the company in the future? If so, what are the conditions - at what price and how many?

Under the merger agreement, Verizon has the right to maintain its ownership stake at 55 percent until August 7, 2002. There's no fixed price -- the price is determined at the time NorthPoint goes to raise the money. Thus, if NorthPoint raises more money in 2001, say, from issuing more stock in another public offering, Verizon is entitled to buy 55 percent of the stock offered under the same terms and conditions as it is offered to the public at large.

What is the policy for NorthPoint employees that do not find a fit or a comparable offer within the company during the company reorganization pre-merger AND post-merger, i.e., involuntary termination schedule, compensation, etc.

At this point, NorthPoint's policy when an employee's current position is eliminated due to business conditions, such as a reorganization or merger, allows the employee a specified period of time to seek a job internal or external to NorthPoint. At the end of that period, if he/she has not found a comparable position, or hasn't been offered a comparable position at NorthPoint, he/she becomes eligible for NorthPoint's severance program. If eligible for the severance program, the employee is given a letter from NorthPoint specifically stating his/her individual severance package. Generally speaking, severance (compensation) is determined by the employee's length of service with NorthPoint. Severance is not voluntary; the position must be determined by NorthPoint management to be in excess or redundant.

Will NorthPoint have job openings in North Carolina when things settle?

Specifics are not yet available on where the new NorthPoint will have locations and which ones will have job openings. We'll make sure employees are informed of these developments as soon as they occur.
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Didn't see your question answered here? Click here to submit your question and we'll answer it promptly.

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NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.